UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

PEARSON PLC
("Pearson" or the "Company")

Committee Changes

Pearson announces that the Nomination Committee is to expand its remit to include oversight of corporate governance matters and will be reconstituted as the Nomination & Governance Committee with effect from 1 January 2017.

Pearson further announces the following changes to the membership of its committees, effective 1 January 2017:

●          Elizabeth Corley is to join the Audit Committee and the newly constituted Nomination & Governance Committee.

●         Vivienne Cox is to join the newly constituted Nomination & Governance Committee as chairman, and will stand down as chairman of the Reputation & Responsibility Committee. She will also stand down from membership of the Remuneration Committee.

●         Josh Lewis is to join the newly constituted Nomination & Governance Committee, and will stand down from the Reputation & Responsibility Committee.

●         Linda Lorimer will chair the Reputation & Responsibility Committee.

●         Harish Manwani is to join the newly constituted Nomination & Governance Committee.

●         Tim Score is to join the newly constituted Nomination & Governance Committee.

●         Lincoln Wallen will be appointed to the Reputation & Responsibility Committee.

Following these changes, the composition of Pearson's board committees will be as follows:

Audit	Remuneration	Reputation & Responsibility	Nomination & Governance
Tim Score (chair)	Elizabeth Corley (chair)	Linda Lorimer (chair)	Vivienne Cox (chair)
Elizabeth Corley	Josh Lewis	Vivienne Cox	Elizabeth Corley
Vivienne Cox	Tim Score	Harish Manwani	Josh Lewis
Linda Lorimer	Sidney Taurel	Lincoln Wallen	Harish Manwani
Lincoln Wallen			Tim Score
Sidney Taurel

These notifications are made in accordance with LR 9.6.11.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 09 December 2016

By: /s/ NATALIE DALE

-----------------------
Natalie Dale
Deputy Company Secretary